UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934


                       ANCHOR GLASS CONTAINER CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
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                         (Title of Class of Securities)

                                    03304B102
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                                 (CUSIP Number)
                                                     with a copy to:
       Stephen Feinberg                              Robert G. Minion, Esq.
       299 Park Avenue                               Lowenstein Sandler PC
       22nd Floor                                    65 Livingston Avenue
       New York, New York  10171                     Roseland, New Jersey  07068
       (212) 421-2600                                (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 24, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.  03304B102
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  1)   Names of  Reporting Persons.  I.R.S. Identification Nos. of above persons
       (entities only):

                                Stephen Feinberg
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  2)   Check the Appropriate Box  if a Member of a Group  (See Instructions):
             (a)              Not
             (b)           Applicable

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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):    WC

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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):           Not Applicable

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  6)   Citizenship or Place of Organization:     United States

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        Number of                        7) Sole Voting Power:            *
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:          *
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:       *
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:     *
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                       12,371,859*

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  12)  Check if the  Aggregate Amount in Row (11)  Excludes Certain Shares  (See
       Instructions):        Not Applicable

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  13)  Percent of Class Represented by Amount in Row (11):      91.6%*

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  14)  Type of Reporting Person (See Instructions):     IA, IN

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*   Cerberus International, Ltd., a corporation  organized under the laws of the
Bahamas ("International"), is the holder of 4,801,978 shares of the common stock, par value $0.10 per share (the "Shares"), of Anchor Glass Container Corporation, a Delaware corporation (the "Company"), Cerberus Series One Holdings, LLC, a Delaware limited liability company ("Cerberus Series One"), is the holder of 4,123,319 Shares, Cerberus Series Two Holdings, LLC, a Delaware limited liability company ("Cerberus Series Two"), is the holder of 1,555,508 Shares, Cerberus America Series One Holdings, LLC, a Delaware limited liability company ("Cerberus America"), is the holder of 741,058 Shares, and various other private investment funds (the "Funds") own in the aggregate 1,149,996 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of International, Cerberus Series One, Cerberus Series Two, Cerberus America and the Funds. Thus, as of September 24, 2003, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 12,371,859 Shares, or 91.6% of the Shares deemed issued and outstanding as of that date. In addition, based upon information provided by the Company, the Company anticipates redeeming all of its issued and outstanding shares of Series C Participating Preferred Stock, par value $0.01 per share (the "Preferred Shares"), in exchange for cash obtained from an initial public offering of 7,500,000 Shares and the issuance of additional Shares. As of September 24, 2003, International, Cerberus Series One, Cerberus Series Two, Cerberus America and the Funds hold Preferred Shares. Upon the issuance of Shares by the Company in partial consideration for the redemption of Preferred Shares, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg will be deemed to beneficially own approximately 62.8% of the Shares deemed issued and outstanding at the time of the redemption (giving effect to the initial public offering of 7,500,000 Shares).

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.10 per share (the "Shares"), of Anchor Glass Container Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at One Anchor Plaza, 4343 Anchor Plaza Parkway, Tampa, Florida 33634-7513.


Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Stephen Feinberg, whose business address is 299 Park Avenue, 22nd Floor, New York, New York 10171. Mr. Feinberg serves as, through one or more intermediate entities, the investment manager for each of Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), Cerberus Series One Holdings, LLC, a Delaware limited liability company ("Cerberus Series One"), Cerberus Series Two Holdings, LLC, a Delaware limited liability company ("Cerberus Series Two"), Cerberus America Series One Holdings, LLC, a Delaware limited liability company ("Cerberus America"), and various other private investment funds (the "Funds"). International, Cerberus Series One, Cerberus Series Two, Cerberus America and the Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Feinberg also provides investment management and other services for various other third parties.

          Mr. Feinberg has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Pursuant to an Amended Reorganization Plan of the Company, dated June 13, 2002, and a Reorganization Agreement, dated as of March 15, 2002, between the Company and Cerberus Capital Management, L.P. ("CCM"), on behalf of one or more funds or affiliates to be designated by it (the "Reorganization Agreement"), CCM purchased, in addition to certain other securities of the Company, 9,000,000 Shares, at an aggregate purchase price of $5,000,000 (approximately $0.56 per Share). All funds used to purchase or acquire the securities of the Company by CCM, on behalf of one or more funds or affiliates to be designated by it, came directly from the assets of CCM and/or its affiliates. Upon executing the Reorganization Agreement, CCM designated Anchor Glass Container Holding LLC, a Delaware limited liability company ("Anchor Holding"), to hold the 9,000,000 Shares purchased by CCM, on behalf of one or more funds or affiliates to be designated by it, among other securities of the Company purchased by CCM on behalf of one or more funds or affiliates to be designated by it.

          Pursuant to a Stock Purchase Agreement, by and among Anchor Holding and each of the individuals set forth on Schedule I thereto, Anchor Holding sold an aggregate of 472,500 Shares, at an aggregate purchase price of $262,500 (approximately $0.56 per Share), to such individuals. In addition, pursuant to a Stock Purchase Agreement, dated as of December 2, 2002, by and among Anchor Holding and the individual set forth on Schedule I thereto, Anchor Holding sold an aggregate of 13,500 Shares, at an aggregate purchase price of $7,500 (approximately $0.56 per Share), to such individual.

          On September 18, 2003, in contemplation of an initial public offering of Shares by the Company and the redemption of the Company's Series C
Participating Preferred Stock, par value $0.01 per share (the "Preferred Shares"), Anchor Holding was dissolved and the members of Anchor Holding as of September 18, 2003 were issued their pro rata share of the securities of the Company held by Anchor Holding. In addition, on September 23, 2003, the Company effected a 3 for 2 stock split of the Shares. Thus, as of September 24, 2003, International, Cerberus Series One, Cerberus Series Two, Cerberus America and the Funds, which were members of Anchor Holding as of September 18, 2003, are the holders of 4,801,978, 4,123,319, 1,555,508, 741,058, and 1,149,996 Shares,
respectively, giving effect to the 3 for 2 stock split effected by the Company on September 23, 2003.


Item 4.   Purpose of Transaction.
          ----------------------

          The acquisition of the securities referred to herein is for investment purposes. Mr. Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of
Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information provided by the Company, there were 13,500,000 Shares issued and outstanding as of September 24, 2003. As of September 24, 2003, International is the holder of 4,801,978 Shares, Cerberus Series One is the holder of 4,123,319 Shares, Cerberus Series Two is the holder of 1,555,508 Shares, Cerberus America is the holder of 741,058 Shares, and the Funds own in the aggregate 1,149,996 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of International, Cerberus Series One, Cerberus Series Two, Cerberus America and the Funds. Thus, as of September 24, 2003, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 12,371,859 Shares, or 91.6% of the Shares deemed issued and outstanding as of that date. In addition, based upon information provided by the Company, the Company anticipates redeeming all of the issued and outstanding Preferred Shares in exchange for cash obtained from an initial public offering of 7,500,000 Shares and the issuance of additional Shares. As of September 24, 2003, International, Cerberus Series One, Cerberus Series Two, Cerberus America and the Funds hold Preferred Shares. Upon the issuance of Shares by the Company in partial consideration for the redemption of Preferred Shares, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg will be deemed to beneficially own approximately 62.8% of the Shares deemed issued and outstanding at the time of the redemption (giving effect to the initial public offering of 7,500,000 Shares).

          During the sixty days prior to September 24, 2003, there were no transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, other than those described in this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          In connection with the purchase of 9,000,000 Shares pursuant to the Reorganization Agreement, in addition to the Reorganization Agreement which is incorporated by reference as Exhibit 1 hereto, Anchor Holding, as succeeded by the members of Anchor Holding, among others, are parties to a Stockholders' Agreement, dated as of August 30, 2002, pursuant to which, among other things, the Company, Anchor Holding (as succeeded by the members of Anchor Holding) and certain other parties agreed to the terms pursuant to which (a) the Company shall register the Shares for resale by the filing of a registration statement with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, as well as perform various other obligations and agreements related to such registration, (b) Anchor Holding (as succeeded by the members of Anchor Holding) was granted rights of first refusal with respect to certain sales of Shares by one or more shareholders of the Company, (c) certain other parties were granted co-sale rights with respect to certain sales of Shares by one or more shareholders of the Company, (d) Anchor Holding (as succeeded by the members of Anchor Holding) was granted drag-along rights with respect to certain sales of Shares by one or more shareholders of the Company and (e) certain transfer restrictions were established, including the execution of a Stockholder Joinder in certain circumstances by subsequent transferees of the shareholders of the Company, as more particularly set forth and described in the Stockholders' Agreement incorporated by reference as Exhibit 2 hereto.

          In addition, in connection with an initial public offering of Shares by the Company, Stephen Feinberg executed a Letter Agreement, dated as of August 19, 2003, pursuant to which, among other things, Stephen Feinberg, in his capacity as the beneficial owner of certain Shares, agreed that from the date of the Letter Agreement until 180 days after the public offering date set forth on the final prospectus used to sell certain Shares, Mr. Feinberg will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, certain Shares or securities convertible into or exchangeable or exercisable for Shares, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of certain Shares, or engage in certain other activities relating to certain Shares, without the prior written consent of Credit Suisse First Boston LLC, as more particularly set forth and described in the Letter Agreement attached as Exhibit 3 hereto.

          The  descriptions of the transactions and agreements set forth in this
Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference or attached to this Schedule 13D as exhibits pursuant to Item 7 hereof.

          Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg and any person or entity.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Reorganization Agreement, dated as of March 15, 2002, between Anchor Glass Container Corporation and Cerberus Capital Management, L.P., on behalf of one or more funds or affiliates to be designated by it, incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed by the Company on March 21, 2002.

          2. Stockholders' Agreement, dated as of August 30, 2002, by and among Anchor Glass Container Corporation and certain other parties identified therein, incorporated by reference to Exhibit 4.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002.

          3. Letter Agreement, dated as of August 19, 2003, by Stephen Feinberg in favor of Anchor Glass Container Corporation and certain other parties identified therein.

                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    September 29, 2003


                                    /s/ Stephen Feinberg
                                    --------------------------------------------
                                    Stephen Feinberg,  on   behalf  of  Cerberus
                                    International,   Ltd.,  Cerberus  Series One
                                    Holdings, LLC, Cerberus Series Two Holdings,
                                    LLC, Cerberus  America  Series One Holdings,
                                    LLC, and the Funds


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).

                                     EXHIBIT


Anchor Glass Container Corporation
One Anchor Plaza
4343 Anchor Plaza Parkway
Tampa, Florida  33634-7513


Credit Suisse First Boston LLC
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
Deutsche Bank Securities Inc.;
As Representatives of the Several Underwriters,
c/o   Credit Suisse First Boston LLC
      Eleven Madison Avenue
      New York, NY   10010-3629

Dear Sirs:

          As an inducement to the Underwriters to execute the Underwriting Agreement, pursuant to which an offering will be made that is intended to result in the establishment of a public market for the common stock (the "Securities") of Anchor Glass Container Corporation, and any successor (by merger or otherwise) thereto (the "Company"), the undersigned hereby agrees that from the date hereof and until 180 days after the public offering date set forth on the final prospectus used to sell the Securities (the "Public Offering Date") pursuant to the Underwriting Agreement, to which the Underwriters are or expect to become parties, the undersigned will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Securities or securities convertible into or exchangeable or exercisable for any shares of Securities, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such aforementioned transaction is to be settled by delivery of the Securities or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC. In addition, the undersigned agrees that, without the prior written consent of Credit Suisse First Boston LLC, it will not, during the period commencing on the date hereof and ending 180 days after the Public Offering Date, make any demand for or exercise any right with respect to, the registration of any Securities or any security convertible into or exercisable or exchangeable for the Securities.

          Any Securities received upon exercise of options granted to the undersigned will also be subject to this Agreement. Any Securities acquired by the undersigned in the open market or in the issuer directed share program will not be subject to this Agreement. A transfer of Securities subject to this Agreement to a family member, trust or affiliate may be made, provided the transferee agrees to be bound in writing by the terms of this Agreement.

          In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of Securities if such transfer would constitute a violation or breach of this Agreement.

          This Agreement shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned. This Agreement shall lapse and become null and void if the Public Offering Date shall not have occurred on or before the earlier of (i) December 31, 2003 and (ii) such date on which the Company withdraws its Registration Statement on Form S-1 relating to the Securities.


                                           Very truly yours,


                                           Signature: /s/ Stephen Feinberg
                                                     ---------------------------

                                           Printed Name: Stephen A. Feinberg
                                                        ------------------------

                                           Dated:         August 19, 2003
                                                         -----------------------